Exhibit 3.1

Form of Reverse Stock Split Charter Amendment

THIRD CERTIFICATE OF AMENDMENT
TO
CERTIFICATE OF INCORPORATION
OF
ASTROTECH CORPORATION

Astrotech Corporation (the “Corporation”), a corporation duly organized and existing under the laws of the State of Delaware, by its duly authorized officer, does hereby certify that:

1.

The Board of Directors of the Corporation has duly adopted resolutions (i) authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware an amendment of the Corporation’s Certificate of Incorporation (as amended, the “Certificate of Incorporation”) to effect a reverse stock split at a ratio of 1-for-30, (ii) declaring such amendment to be advisable and in the best interest of the Corporation, and (iii) calling for the consideration and approval thereof at a meeting of the stockholders of the Corporation.

2.	Upon this Certificate of Amendment becoming effective, Article FOURTH of the Certificate of Incorporation of the Corporation is hereby amended by adding a new paragraph (d) as follows:

“(d). Effective at 12:01 a.m., Eastern Time, on December 5, 2022 (the “2022 Split Effective Time”), every thirty (30) shares of common stock issued and outstanding or held by the Corporation as treasury shares as of the 2022 Split Effective Time shall automatically, and without action on the part of the stockholders, convert and combine into one (1) validly issued, fully paid and non-assessable share of common stock, without effecting a change to the par value per share of common stock (the “2022 Reverse Split”). In the case of a holder of shares not evenly divisible by thirty (30), in lieu of a fractional share of common stock, such holder shall be entitled to receive a cash payment (without interest) equal to such fraction multiplied by the average of the closing sales prices of the Corporation’s common stock on the Nasdaq Capital Market during regular trading hours for the five consecutive trading days immediately preceding the 2022 Split Effective Time (with such average closing sales prices being adjusted to give effect to the 2022 Reverse Stock Split). As of the 2022 Split Effective Time and thereafter, a certificate(s) representing shares of common stock prior to the 2022 Reverse Split is deemed to represent the number of post-2022 Reverse Split shares into which the pre-2022 Reverse Split shares were converted.”

3.	This Certificate of Amendment has been duly approved by the Board of Directors of the Corporation in accordance with Sections 141(f) and 242 of the General Corporation Law of the State of Delaware.

4.

This Certificate of Amendment has been duly approved by the holders of the requisite number of shares of capital stock of the Corporation in accordance with Section 242 of the General Corporation Law of the State of Delaware and the applicable provisions of the Certificate of Incorporation.

5.	This Certificate of Amendment shall become effective at 12:01 a.m., Eastern Time, on December 5, 2022.

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Exhibit 3.1

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer this 18th day of November 2022.

ASTROTECH CORPORATION

By:	/s/ Jaime Hinojosa
Name: Jaime Hinojosa
Title: Chief Financial Officer